March 31, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Special Counsel
Gabriel Eckstein, Staff Attorney
Barbara C. Jacobs, Assistant Director

Re:	Imprivata, Inc.
Amendment No. 1 to the Draft Registration Statement on Form S-1
Submitted March 4, 2014
CIK No. 0001328015

Dear Ms. Mills-Apenteng:

This letter is being submitted on behalf of Imprivata, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 submitted on March 4, 2014 (the “Draft Registration Statement”), as set forth in your letter dated March 24, 2014 addressed to Omar Hussain, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Prospectus summary

1.	Please disclose the concentration of ownership after giving effect to this offering.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Registration Statement to disclose the concentration of ownership after giving effect to this offering.

Risk factors, page 11

2.	You added on page F-9 that “[s]ignificantly all of the assets of the Company are pledged as collateral.” Please tell us what consideration you gave to including a risk factor highlighting the risk to investors from this arrangement.

RESPONSE: In response to the Staff’s comment, the Company has added a risk factor on pages 27 and 28 of the Registration Statement highlighting the risk to investors from this arrangement.

Our Imprivata Cortext solution depends upon a third-party service provider…page 23

3.	You state in your response to prior comment 7 that a termination of the agreement with your third-party data service provider “would not result in a material adverse effect.” Your disclosure on page 23, however, states that an interruption in service by the third-party data service provider would “have a material adverse effect on our brand and our business.” Please reconcile these statements.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 24 of the Registration Statement to clarify that it is the interruption in the provision of the Company’s Cortext solution, whether caused by an interruption in services provided by the third-party data service provider or any other cause, that would have a material adverse effect on its brand and its business. The services provided by this third-party data service provider are also standard services in the Company’s industry and are not unique or specific to this provider. In addition, the Company respectfully submits to the Staff that its disclosure complies with Item 601(b)(10)(ii) of Regulation S-K in that the Company’s agreement with the third-party data service provider is a contract that ordinarily accompanies the kind of business conducted by the Company, and the Company is not substantially dependent on the contract.

Management’s discussion and analysis of financial condition and results of operations

Overview, page 43

4.	We note your added disclosure on page 43 in response to the first bullet point in prior comment 10. Please balance your statement that “non-healthcare customers also continue to purchase from [you]” by indicating that sales to new non-healthcare customers have been decreasing.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 45 of the Registration Statement to disclose that sales to new non-healthcare customers have been decreasing.

5.	Regarding your response to prior comment 11, please revise the first paragraph on page 43 to disclose the actual amounts of revenue instead of an approximation. In addition, tell us what consideration you gave to:

•	Separately disclosing the amount of revenue from software maintenance renewals and professional services; and

•	Disclosing information for 2011 for each of the three sources of revenue.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 46 of the Registration Statement to (1) disclose the actual percentages of revenue instead of an approximation, (2) separately disclose the percentages of revenue attributable to software maintenance renewals and professional services, and (3) expand such disclosure to include 2011.

Backlog, page 45

6.	We note your response to prior comment 12. Explain in greater detail why such disaggregation would not be meaningful. In this regard, explain why disclosing the amount of backlog that relates to maintenance that could extend over one year would not aid an investor in evaluating when the backlog would become revenue. Since maintenance backlog includes renewal and extends over one year, it appears that this information would be meaningful. Alternatively, consider qualitatively indicating the amount of maintenance included in the backlog amount.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 48 of the Registration Statement to include the amount of maintenance included in backlog that is expected to be recognized more than 12 months from the end of the fiscal period.

Results of operations, page 47

7.	We note your response to prior comment 13. Tell us what consideration you gave to disclosing the average sales price and the number of devices and servers sold in each reporting period. In addition, consider disclosing that service revenue classified within maintenance and services revenue is less than ten percent in order for an investor to evaluate this line item.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 47 and 51 of the Registration Statement to disclose that professional services revenue was less than ten percent of its overall revenue for the years 2011, 2012 and 2013. In addition, the Company respectfully submits to the Staff that it does not disclose the average sales price and the number of devices and servers sold in each reporting period because such disclosure would be misleading to potential investors and may suggest a trend where there is none. The Company respectfully advises the Staff that it has not experienced any meaningful trends in its customers’ purchases of devices and servers. While a majority of the Company’s customers choose to purchase from the Company at least a portion of the devices they use in conjunction with the

Company’s solutions, the Company’s customers also purchase such devices from other sources. The Company’s customers who choose to purchase devices from the Company also exhibit widely varying behaviors in their timing of such purchases and in the number of units purchased. Some customers may purchase devices at the time of the initial sale of the Company’s solutions, while others may not make any device purchases until months or even years following the initial sale. Additionally, some customers purchase devices in smaller or larger quantities and in a single purchase or multiple purchases or over time. Since the purchasing behaviors across customers vary significantly and do not demonstrate meaningful trends, the Company respectfully submits to the Staff that disclosure of average sale price and the number of devices would not be meaningful to potential investors and would in fact be misleading.

Business

Customers, page 74

8.	It is unclear from your revisions in response to prior comment 16 whether your government contracts are subject to renegotiation or cancellation unilaterally by the government. Please clarify.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that the government contracts are not subject to renegotiation or unilateral cancellation by the government.

Compensation committee interlocks and insider participation, page 85

9.	Regarding your cross-reference in response to prior comment 23, please expand your discussion under the interlocks heading to provide a description of the transactions that result in an interlock and which you only cross-reference.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Registration Statement to provide a description of the transactions that are incorporated by cross-reference.

Notes to consolidated financial statements

2. Summary of significant accounting policies

(h) Revenue recognition, page F-12

10.	We note your response to prior comment 31. Explain in greater detail why you believe that the software and hardware do not function together to deliver the product’s essential functionality. Describe the instances and frequency of when the device is sold without the software. Indicate whether a customer can utilize the device with third-party software. In additional, describe why you believe that the hardware server is a mechanism to deliver your software. Explain how you concluded that the server does not substantially contribute.

RESPONSE: As noted in the Company’s response to prior comment 31, the Company has two primary types of hardware: servers and devices. To determine whether each of the categories of hardware function with the Company’s software to deliver the tangible product’s essential functionality, the Company considered ASC 985-605-15-4A, which states:

In determining whether a tangible product is delivered with software components and nonsoftware components that function together to deliver the tangible product’s essential functionality, a vendor shall consider all of the following:

a.	If sales of the tangible product without the software elements are infrequent, a rebuttable presumption exists that software elements are essential to the functionality of the tangible product.

b.	A vendor may sell products that provide similar functionality, such as different models of similar products. If the only significant difference between similar products is that one product includes software that the other product does not, the products shall be considered the same product for the purpose of evaluating (a).

c.	A vendor may sell software on a standalone basis. The vendor may also sell a tangible product containing that same software. The separate sale of the software shall not cause a presumption that the software is not essential to the functionality of the tangible product.

d.	Software elements do not need to be embedded within the tangible product to be considered essential to the tangible product’s functionality.

e.	The nonsoftware elements of the tangible product must substantively contribute to the tangible product’s essential functionality.

With respect to the servers, the Company considered the following:

a. Whether sales of the tangible product without software elements are infrequent. Even though the Company only sells the servers with the software, the Company believes that the rebuttable presumption that the software is essential to the functionality of the server may be overcome. This is supported by the fact that the essential functionality of the server is not dependent on the Company’s software and the servers are sold on a regular basis by other vendors without the Company’s software (likewise, the Company’s software can be used on its customers’ existing servers, which are manufactured by many different vendors). Because the server is an “off-the-shelf” generic (commodity-like) server, the server can be used or reconfigured to run a variety of software packages sold by different vendors. The server’s essential functionality is not dependent on the Company software as it is driven by an open source operating system. The server is not modified or customized by the Company, other than the software that is downloaded. The server is solely provided to customers requesting that the Company purchase a server as a logistical convenience. Additionally, the software does not impact or affect the functionality of the server.

b. Whether the Company sells products providing similar functionality. This consideration is not applicable to this analysis of the Company’s products.

c. Whether the software is frequently sold on a standalone basis. The Company frequently sells the software without the server. In 2013, approximately 80% of its software sales to new customers were sold without the hardware server. In situations in which the Company’s software is sold without the server, the software provides the same functionality as the software that is sold with the server. While the separate sales of the software does not cause a presumption that the software is not essential to the functionality of the server, the fact that the vast majority of the Company’s software sales to new customers do not contain a server is indicative that the server is solely provided as a logistical convenience to the customer as the customer could easily obtain a server from a third party.

d. Whether software elements need to be embedded within the tangible product. This consideration is not applicable for purposes of this analysis. When a server is sold by the Company, the software is loaded on the server but this fact does not impact this analysis.

e. Whether nonsoftware elements substantively contribute to essential functionality. The nonsoftware elements of the server do substantively contribute to the server’s essential functionality and such hardware is necessary in order to run the software. However, as noted above, the server is solely provided as a logistical convenience to the Company’s customers. The server that the Company sells is similar to servers sold by other vendors and can be reconfigured and used for different functions, which include running alternative software not sold by the Company. The server’s essential functionality is not dependent on the Company’s software but is driven by an open source operating system. The server is not modified or customized except for the software that is downloaded. Delivering the software preloaded on the hardware server provides a logistical convenience to the Company’s customers and the software operates regardless of whether it is loaded onto the specific server sold as part of the arrangement or delivered without the server as it can be used on its customers’ existing servers which are manufactured by many different vendors. Thus, the software is not required to provide the server’s essential functionality and the specific server sold in the arrangement is not required to provide the software’s essential functionality. As a result, the Company has concluded that the server is solely provided as a logistical convenience and while the hardware does substantively contribute to the server’s essential functionality, such hardware is functioning as a delivery mechanism given it is readily available by other third parties and can easily function with alternative software not sold by the Company.

Based on the evaluation of these criteria, the Company has concluded that the software and server do not function together to deliver the server’s essential functionality.

With respect to the devices, the Company considered the following:

a. Whether sales of the tangible product without software elements are infrequent. As noted in the Company’s response to prior comment 31, devices are frequently sold without the Company’s software. In 2013, the Company had a total of 663 instances of customer orders which included devices. Out of these orders, 44% did not include the purchase of software. For those device sales that did not include software, those sales were follow on orders from existing customers that had previously purchased the Company’s software. Because the Company does not sell its devices to customers who have not previously purchased the Company’s software, the Company considered whether that fact indicated that the software is essential to the functionality of the devices. However, the Company’s customers are not required to use devices with its software. These devices, which include proximity card and fingerprint readers, are an additional product that customers can use in conjunction with authentication management. These devices can be sold at the time of the customer’s initial purchase but, as noted above, in many cases they are purchased after the purchase of the Company’s software licenses. The buying patterns of these devices vary quite significantly and some customers may not purchase these devices for several months or even years after the initial sale.

While customers who purchase the devices may have previously purchased the Company’s software, the software is not essential to the functionality of the devices. This is supported by the fact that the essential functionality of the devices is not dependent on the Company’s software and the devices are sold much more frequently by other vendors without the Company’s software (likewise, the Company’s software is fully functional without the devices). The devices can be used in other manners without the Company’s software, and the devices are not specifically configured for the software. With the exception of the Company’s logo, the devices are not modified or customized by the Company, and there is no Company software on the devices. Accordingly, the Company’s software does not impact or affect the functionality of the devices. The devices are “plug and play” third party products that are interoperable with other systems. That is, the devices are fully functional without the Company’s software and can be utilized with readily available third party software and systems.

b. Whether Company sells products providing similar functionality. This consideration is not applicable to this analysis of the Company’s products.

c. Whether the software is frequently sold on a standalone basis. The Company frequently sells the software without the devices. In 2013, approximately 42% of the Company’s software sales to new customers were sold without devices. In situations in which the Company’s software is sold without devices, the software provides the same functionality as the software that is sold with devices and is completely functional without any devices. While the separate sales of the software does not cause a presumption that the software is not essential to the functionality of the devices, the fact that a significant amount of the Company’s software sales to new customers do not contain devices is indicative that the devices are solely sold as add-ons.

d. Whether software elements need to be embedded within the tangible product. There is no Company software on the devices so this is not applicable for purposes of this analysis.

e. Whether nonsoftware elements substantively contribute to essential functionality. The nonsoftware elements of the devices do substantively contribute to the devices’ essential functionality, but such devices do not substantively contribute to the software’s essential functionality as the software is fully functional without the devices (as noted above there is no Company software contained on the devices). The devices are identical to other devices sold by other third party vendors, and are not specifically configured for the Company. With the exception of the Company’s logo, these devices are not modified or customized by the Company, and they are readily available from other distribution sources independent of the Company. Proximity card and fingerprint readers have a variety of uses which are not related to the Company’s software and are commonly used for access management. Thus, the software is not required to provide the devices’ essential functionality and the devices are not required to provide the software’s essential functionality. While the devices do not function as a delivery mechanism, the devices do not require the software to be fully functional because the devices are readily available from other third parties and can easily function with alternative software and systems not sold by the Company.

11.	We note your response to prior comment 32. Please clarify how your accounting convention is applied to arrangements that include both software and nonsoftware deliverables. In this regard, clarify whether there is a difference between applying your accounting convention and the relative selling price method.

RESPONSE: As noted in the Company’s response to prior comment 32, the Company utilizes a convention in applying the relative selling price method. Although the Company utilized the word “convention,” there is no difference in the amount of revenue recognized in applying its methodology than if the Company had applied the relative selling price method. The Company could also describe its methodology as a mechanical shortcut to applying the relative selling price method.

For substantially all of the transactions which resulted in revenue recognized during the periods presented, the Company has applied the shortcut methodology illustrated in the below example to calculate its revenue when applying the relative selling price method for its arrangements that include both software and nonsoftware deliverables. Under the Company’s shortcut methodology, it defers revenue based on vendor-specific objective evidence of the selling price (“VSOE”) for maintenance and other services (e.g., consulting and training) and recognize revenue for the residual amount of the arrangement consideration associated with its products (e.g., software licenses, servers and devices). In the Company’s typical transaction, the hardware and software license are delivered first and concurrently, and only the software-related elements (maintenance and other services that are related to the software license and not associated with any hardware elements) remain undelivered. The Company has established VSOE for maintenance and other services and as a result, it defers revenue for these elements based on VSOE as the Company does not have VSOE for its software license and the license is therefore accounted for under a residual approach under ASC 985-605. Additionally, the software license and all hardware are presented in the aggregate as product revenue in its consolidated statement of income. Accordingly, this shortcut methodology results in deferred revenue and revenue equal to the amount that would have been deferred and recognized had the Company applied the relative selling price method.

For example (for illustrative purposes only and not with actual prices or estimated selling prices), an order is received for the following elements and contractual prices: Software $85, PCS $20, and Server $0. The Company’s best estimate of the selling price (“BESP”) for the Software is $120, VSOE for the PCS is $20, and VSOE for the Server is $10. As noted above in the Company’s typical transaction, the Software and the Server are delivered concurrently and presented in the aggregate as product revenue. Therefore, its shortcut methodology would recognize $85 as product revenue ($85 for the Software and $0 for the Server, or $105 total arrangement consideration less $20 VSOE for PCS) upon delivery and defer $20 as PCS, which is recognized over the PCS period. If the Company were to perform the relative selling price methodology calculation without using its shortcut, it would allocate $105 of total consideration to the software deliverables as a group (Software and PCS), resulting in $98 allocated, and $7 to the nonsoftware element (Server). The Software and PCS are accounted for pursuant to ASC 985-605. After applying the residual method under ASC 985-605, it would have allocated $78 to the Software and $20 to PCS. Therefore, the Company would record $85 as product revenue ($78 of Software and $7 of Hardware) and defer $20 as PCS. The result is exactly the same whether the Company utilizes its shortcut methodology or the relative selling price methodology.

The Company’s methodology might not result in the same revenue when there is an undelivered element other than maintenance or services. As a result, the Company supplements its methodology at the close of each quarter by identifying those arrangements that have undelivered elements other than maintenance or services and then applying the relative selling price method without using a shortcut. As the Company calculates the relative selling price method without a shortcut for those transactions with undelivered elements other than maintenance or services at the end of the quarter, ultimately there is no difference in revenue recognized or amounts deferred between the Company’s methodology and the relative selling price method.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1327.

Sincerely,

/s/ Kenneth J. Gordon

Kenneth J. Gordon, Goodwin Procter LLP

Enclosures

cc:	Omar Hussain, Imprivata, Inc.
John Milton, Imprivata, Inc.